UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	BlackRock Private Credit Fund

Address of Principal Business Office:	40 East 52nd Street New York, New York 10022

Telephone Number:	(212) 810-5300

Name and address for agent for service of process:	John Perlowski 40 East 52nd Street New York, New York 10022

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by Section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of Section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to Sections 55 through 65 of the Act pursuant to Section 54(a) of the Act to be duly executed on its behalf in the city of New York and the State of New York on the 6th day of January, 2022.

BLACKROCK PRIVATE CREDIT FUND

By:	/s/ John Perlowski
Name:	John Perlowski
Title:	Chief Executive Officer and Trustee

[Signature Page to Form N-6F]